

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2021

Grant Johnson
Chief Executive Officer
Esports Entertainment Group, Inc.
13/14 Penthouse Office, Mannarino Road
Birkirkara, Malta, BKR 9080

> **Re: Esports Entertainment Group, Inc.**
> **Registration Statement on Form S-3**
> **Filed January 25, 2021**
> **File No. 333-252370**

Dear Mr. Johnson:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Katherine Bagley at (202) 551-2545 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Joseph M. Lucosky, Esq.